The Children’s Place, Inc.

500 Plaza Drive

Secaucus, New Jersey 07094

(201) 558-2400

December 30, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Office of Trade & Services

Re: The Children’s Place, Inc.

Registration Statement on Form S-1 (File No. 333-282664)

Request for Acceleration of Effectiveness

Dear Ms. Wall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Children’s Place, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-282664), as amended, be accelerated to 9:00 A.M., Eastern Time, on Tuesday, December 31, 2024, or as soon thereafter as practicable.

Please call Cadwalader, Wickersham & Taft LLP at (212) 504-6404 with any questions you may have. In addition, please notify Cadwalader, Wickersham & Taft LLP when this request for acceleration has been granted.

Very truly yours,

The Children’s Place, Inc.

By:	/s/ Jared E. Shure
Name: Jared E. Shure
Title: Chief Administrative Officer, General Counsel and Corporate Secretary

cc: Cadwalader, Wickersham & Taft LLP